

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3551

February 17, 2009

By Facsimile and U.S. Mail

Mr. David M. Rainey
President and Chief Financial Officer
Debt Resolve, Inc.
707 Westchester Avenue, Suite L7
White Plains, New York 10604

> **Re: Debt Resolve, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2007**
> **Filed April 16, 2008**
> **Form 10-Q for the six month period ended June 30, 2008**
> **Filed August 18, 2008**
> **File No. 011-33110**

Dear Mr. Rainey:

We have reviewed your supplemental response letter dated January 23, 2009, as well as your filing and have the following comments. As noted in our comment letter dated November 5, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB Fiscal Year Ended December 31, 2007

Item 8A(T) Controls and Procedures, page 32

Management's Report on Internal Control over Financial Reporting, page 32

1. We note your response to prior comment 1. Please revise to disclose the conclusions of principal executive and principal financial officers.

<u>Exhibits 31.1 and 31.2</u>

2. We note your response to prior comment 2. As previously indicated the certifications required by Rule 13a-14(a) or Rule 15d-14(a) must include language exactly as set forth in Item 601(b)(31) of Regulation S-K. In this regard, please note that there are four subsections required in paragraph 4. Please revise to include the internal controls language found in subsection (b), which we note was missing. To the extent you have no other revisions in response to our comments, you may file an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification. Otherwise, you should include the entire certification. Also note that it would be appropriate to comply with the above internal controls over financial reporting comment in the abbreviated amendment. Reference is made to Compliance & Disclosure Interpretations no. 246.13 of Regulation S-K.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Scott Stringer, Staff Accountant at (202) 551-3272 or me at (202) 551-3377 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Andrew Mew
Accounting Branch Chief